                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                  --------------------------------------------------

                                    FORM 10-SB/A-1

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                        OR 12(G) OF THE SECURITIES ACT OF 1934


                           ONLINE INTERNATIONAL CORPORATION

                  --------------------------------------------------
                (Exact name of Small Business Issuers in Its Charter)


NEVADA                                                               11-3360057
--------------------------------------------                --------------------
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                        Identification Number)

150 Laser Court, Hauppauge, New York                                      11788
--------------------------------------------                -------------------
(Address of principal executive offices)                             (Zip code)


                                    (516)-231-7575
                  --------------------------------------------------
                             (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

    Title of Each Class                     Name of Each Exchange on Which
    to be so Registered                      Each Class is to be Registered
    -------------------                     -------------------------------

    n/a                                     n/a


Securities registered under Section 12(g) of the Exchange Act:

                            Common Equity, Par Value $.001
                  --------------------------------------------------
                                   (Title of Class)

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                                  TABLE OF CONTENTS

Item 1.  Description of business . . . . . . . . . . . . . . . . . . . . . . .3
Item 2.  Management's discussion and analysis or plan of operations. . . . . .7
Item 3.  Description of property . . . . . . . . . . . . . . . . . . . . . . 10
Item 4.  Security ownership of certain beneficial owners and management. . . 10
Item 5.  Directors, executive officers, promoters and control persons
               Compliance with Section 16(a) of the Exchange Act.. . . . . . 10
Item 6.  Executive compensation. . . . . . . . . . . . . . . . . . . . . . . 12
Item 7.  Certain relationships and related transactions. . . . . . . . . . . 13
Item 8.  Legal proceedings . . . . . . . . . . . . . . . . . . . . . . . . . 14
Item 9.  Market for common equity and related stockholder matters. . . . . . 14
Item 10. Recent sales of unregistered securities . . . . . . . . . . . . . . 15
Item 11. Description of securities . . . . . . . . . . . . . . . . . . . . . 16
Item 12. Indemnification of directors and officers . . . . . . . . . . . . . 18
Item 13. Financial statements. . . . . . . . . . . . . . . . . . . . . . . . 18
Item 14. Changes in and disagreements with accountants on accounting and financial disclosure. . . . . . . . . . . . . . . . . . . . . . . . 18
Item 15. Financial statements and exhibits . . . . . . . . . . . . . . . . . 18
         Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

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ITEM 1.   DESCRIPTION OF BUSINESS.

     Online International Corporation (the "Registrant") was incorporated on May 7, 1996, under and by virtue of the laws of the State of Nevada, with the intent of acquiring an operating company engaged in the manufacture and supply of selection slips and ticket rolls for both the gaming and lottery industries. During the period May 7, 1996 through January 31, 1997, the Registrant had no substantive operations. The Registrant completed a private placement during this period in which $1,237,000 in capital was raised in addition to the original capital of $125,000. At year end, prior to the transaction described below, the only asset of the Registrant was cash in the amount of $1,320,000.

     Prior to January 31, 1997 the Registrant was owned by all the listed shareholders other than Gaming Lottery Corporation ("Gaming"). At that time the only assets of the Registrant was the cash on hand from the private placement transaction. As such the value of the Registrant was its cash on hand plus some other value given that it was negotiating an acquisition of PAI and had assembled a management team.

     The deal between the Registrant and Gaming was dealt with at arm's length, firstly by taking back shares rather than cash Gaming received a higher price, secondly PAI through the Registrant moves forward with better capitalization and thirdly, Gaming benefits from the Registrant's other activities.

     On January 31, 1997, the Registrant issued 250 shares of Series A convertible preferred stock ("Gaming") in exchange for 100% of the issued and outstanding shares of Printing Associates, Inc. ("PAI"), said shares being then owned by Gaming. A change in control of PAI to the Registrant shareholders did not occur as a result of this transaction due to the rights retained by Gaming through their ownership of the preferred shares. These rights included the conversion of the preferred stock into common stock, veto of certain Board of Directors decisions such as management appointments and their compensation, fixed asset acquisitions and other rights. This effectively transfers many of the Registrant's Directors responsibilities to Gaming, the preferred shareholder. However, unless the Registrant is in breach of the terms and conditions of the Preferred Shares, Gaming will be limited to a maximum conversion resulting in 20% of the then issued and outstanding common shares.

     Prior to January 31, 1997, PAI was a wholly owned subsidiary of Gaming. There was no historical relationship between the Registrant and Gaming. The registrant emerged as a buyer of PAI from Gaming and negotiated an arm's length deal. The purchase price of US$25,000,000 was satisfied by the issuance of 250 Series A Preferred Shares of the Registrant. The price was established by way of negotiations between the Registrant with Mr. Russell as President, and Gaming with

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Mr. Weltman, Executive Vice President, acting on their behalf.  Please see
Exhibit #2 of this registration statement.

     This transaction is being accounted for as a recapitalization of PAI's equity in accordance with the consensus of the Emerging Issues Task Force No. 88-16. The application of the consensus under 88-16 requires that the historic basis of PAI's assets and liabilities be used, since there was no change in control to the Registrant's shareholders. As a result, PAI is recording the issuance of common stock for the $1,320,000 of net monetary assets of the Registrant at January 31, 1997. The common stock formerly owned by Gaming is recorded as if it were converted to preferred stock.

     The historical financial statements presented are those of PAI. The rights, preferences, privileges and restrictions of the preferred shares are fully described in Item 11 of this document entitled "Description of Securities." The principle offices and production facilities of the Registrant are located in Hauppauge, New York. The Registrant has also issued a number of its common shares via a Private Placement to raise capital for its operating requirements.

     PAI was established on December 6, 1983. PAI is a leading manufacturer of printed products or "instruments" (i.e. selection slips and ticket rolls) for the gaming and lottery industry. Selection slip must be accurate within .005 of an inch tolerance in order for the lottery terminal to correctly read the data (customer selected numbers), transmit the data to a centralized data base, and, in turn, output a receipt (lottery ticket) to the purchaser. The product is considered an "instrument" due to the features that must be read by an electronic device in order for the receipt (ticket) to be generated.

     PAI is a pioneer in diverse printing capabilities-mixing offset, flexographic and letter-press printing technologies in a single process. This makes our tickets virtually impossible to duplicate. Features vital to product security are incorporated into PAI's manufacturing process, in addition they have the capability of individually identifying each ticket with a unique serial number. PAI has the technology to track these serial numbers, which is a component of the overall validation process performed by a state lottery.

     PAI's success over the last 14 years has been its state-of-the-art manufacturing capabilities. The lottery industry experiences unpredictable, increasing lottery jackpots, which result in an increased consumer demand. PAI has a competitive edge in that it has the capability to satisfy spontaneous increases in product demand with minimal lead times.

     PAI has a reputation of producing a superior quality, secure product with timely delivery. PAI manufactures in excess of 2.5 billion lottery tickets, 4 billion

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parimutuel (on and off track betting) tickets and 200 million selection slips annually. The lottery and parimutuel products industry is controlled by a limited number of contractors. These contractors, in turn, subcontract to PAI to manufacture ticket rolls and selection slips.

     The lottery industry is regulated by the individual States in which they exist. The State, usually through a bidding process, will award a contract to a qualified Vendor to manage and/or operate the lottery for a specified period of time, usually 3 to 5 years. There are currently two (2) principal corporations (contractors/vendors) which operate or manage lotteries. These contractors in turn, subcontract the printing of ticket rolls and selection slips.

     The parimutuel industry is regulated by State regulatory authorities. However, the individual race track owners are able to operate their tracks in any manner as long as they follow the State regulations. Typically, the race tracks contract a vendor to provide the technical expertise required to comply with the State regulations. There are two (2) primary corporations which service the parimutuel industry. These corporations subcontract the printing of ticket stock.

     The Registrant expects to be dependent upon these four (4) corporations (two for lottery and two for parimutuel) for a majority of its sales.

     There are limited printers available to the lottery and parimutuel industries because of the strict security requirements and the large capital investment necessary to compete within these industries. The Company's competitive position places it in the top 5% of the industry.

     The Registrant markets its products primarily through public bidding, word of mouth and reputation within the industries it serves. Superior customer service and product is the major marketing tool.

     Products are distributed as necessary under the direction of the Registrant's customers.

     The Registrant has a consulting agreement with the previous President of Printing Associates, Inc., Mr. Ruegg Quibell. His annual fees is $52,000 expiring in September 1997. Services include advice and consultation in all areas of the lottery and parimutuel industry as necessary and availability for historical corporate information as needed.

     Each product has its own unique specifications which are documented and adhered to throughout the entire manufacturing process. The manufacturing process is broken down into the following steps:

     Pre-press:     Involves processing customer approved art work into
                    negatives and press plates.

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     Press:    Includes the set up of the press to meet all product
               specifications and the actual printing of the product. Rewind/Slitting: Involves converting large printed paper mill rolls from the press area into the appropriate size for the customer.
               This is achieved by simultaneously slitting the paper and rewinding it onto a roll core.
     Packing: Involves packaging the finished product according to the customers' specifications for shipping and distribution.

     A "Quality Control" staff oversees and verifies that the product is within the proper specifications throughout the manufacturing process.

     Primarily, the Registrant purchases its major manufacturing material (paper) for the lottery products from two vendors in order to obtain favorable pricing. However, the paper used is considered a commodity item and could easily be obtained from other suppliers with similar terms.

     The paper used for the parimutuel ticket stock is purchased from a single supplier. This is done at the request of the Company's customer. Should this supplier be unable to supply the Company with paper products, the customer would need to select another paper supplier to use for its ticket stock.

     The executive management of the Registrant consists of Mr. James Russell, President and Chief Executive Officer.

     The executive management team of PAI consists of James White, President and Chief Executive Officer; Victoria S. Danseglio, Vice President of Finance and James Emminger, General Manager. Present plant staff is comprised of 49 employees. The tasks are varied but highly technical in each area. Special emphasis is placed on quality assurance. PAI maintains a state-of-the-art Pre-press Department, staffed by technicians who work to insure that the product presented to manufacturing is perfect.

     The Registrant owns 100% of Printing Associates, Inc. (PAI). PAI is the owner of 100% of Printing Associates of Florida which is currently inactive. The Registrant further owns 49% of PAP Security Printing which is a printer of lottery tickets and other security printing products.

     Printing Associates of Florida, Inc. is a Florida corporation that is a wholly owned subsidiary of the Registrant. This subsidiary was established to undertake the same business activities as the Registrant, but it has been dormant for two (2) years.

     Litigation involving the ownership of Win-Tex was settled effective as of September 9, 1997 wherein the Registrant sold all of its stock ownership of Win-Tex to the other majority shareholder of Win-Tex for certain cash payments and a percentage of the gross sales of Win-Tex. The terms of the sale are as follows:

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          A.   A cash payment of ninety thousand dollars US (US$90,000) which was received on September 16, 1997.

          B. Three and one-half percent (3.5%) of the gross sales of Win-Tex generated from the Texas Lottery for a period of five (5) years beginning October 1, 1997. The percentage payment applies to a maximum annual gross sales of three million five hundred thousand US (US$3,500,000).

          C. An additional cash payment of sixty seven thousand five hundred US (US$67,500) is due and payable on January 31, 1998.

     3. PAP Security Printing, Inc. ("PAP Security") is a Pennsylvania corporation of which the Registrant held a forty-nine percent (49%) stock ownership. Effective as of July 1, 1997, the Registrant sold all of its stock ownership of PAP Security pursuant to the following terms and conditions:

          A. A cash payment of US$213,817 was received on or about July 5, 1997.

          B. Four percent (4%) of the gross sales of PAP Security for the period of July 1, 1997 through November 29, 1997.

     4. Printing Associates, Inc. ("PAI") is a New York corporation and is a wholly owned subsidiary of the Registrant. The organizational structure, a description of its operations and financial size are set forth in Item 1 and
Item 5,  Financial Statements.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     The Company currently has corporate purchase agreements with two lottery vendors and the two parimutuel vendors. These agreements are in place for both parties to have the assurance that the Company will have continuing orders and the customer will receive its products as needed. The agreements contain cancellation clauses upon thirty (30) days written notice for both parties. The customers dictate their product requirements through purchase orders, which cover periods of one month to one year. Standard sale terms are Net 30 days from date of shipment. The Company is confident that the agreements it has will continue to be renewed indefinitely.


     LIQUIDITY AND CAPITAL RESOURCES

     The Registrant's cash position at January 31, 1997 was $1,593,696, an increase of $1,518,527 from the January 31, 1996. The increase was primarily attributable to $1,300,000 received in the private Placement of 2,486,950 shares of common stock of the Registrant.

     Accounts receivable at January 31, 1997 was $1,085,253. The lottery and parimutuel products industry is controlled by a limited number of contractors. During the year ended January 31, 1997, approximately seventy-one percent (71%) of the PAI's sales were to two contractors. In addition, approximately sixty-seven percent (67%) of the accounts receivable balance at January 31, 1997 is due from these contractors. PAI has not experienced any collection difficulties.

     Working capital at January 31, 1997 was $2,086,034, an increase of $3,199,697 from the working capital of ($1,113,663) at January 31, 1996. This increase is primarily attributable to the private placement of $1,300,000 and the conversion of debt to equity of $1,400,000. Proceeds from the sale of excess manufacturing equipment were $236,000. The remaining increases in working capital are attributable to the income of the current year. Additionally, these increases are offset by an approximately $100,000 decrease in working capital as a result of not consolidating a sixty percent (60%) owned subsidiary corporation, as described below.

     The Registrant has no material capital commitments at this time. Future required capital will be raised either through private investors or through the sale of common shares.

     RESULTS OF OPERATIONS

     YEAR ENDED JANUARY 31, 1995 TO JANUARY 31, 1996

     During fiscal year ending January 31, 1996, the gross profit percentage was thirteen percent (13%) which is consistent with the results for the period ended January 31, 1995. Selling, General and Administrative costs in 1996 were eleven percent (11%) of sales, which is consistent with the period ending January 31, 1995. In 1996, included in net income before taxes and minority interest of $372,000, is a gain on sale of equipment of $90,000. No further analysis of the changes in the income statement between January 31, 1995 and January 31, 1996 is being provided because there was a change in ownership during fiscal year 1995 resulting in a four month (4) fiscal period ended January 31, 1995.

     Paper is the major raw material used in production. PAI has provisions within its customer contracts which protect it during periods of increasing paper prices. Typically, after paper prices increase more than $2.00 per CWI (hundred weight), the selling price increases at a similar rate so as not to affect the gross margin of the product. During fiscal year ending January 31, 1996, PAI exercised such escalation provisions, allowing consistent gross profit percentages between January 31, 1995 and January 31, 1996.

     During fiscal year 1996, all sales contracts are continuing with the exception of the Florida lottery, which expired in November 1995 and was not renewed. The contract to produce Florida lottery tickets accounted for a revenue of $900,000 during fiscal 1996.

     YEAR ENDED JANUARY 31, 1996 TO JANUARY 31, 1997

     As stated previously, the results of operations for January 31, 1996 include the consolidated numbers of the Registrant's sixty percent (60%) owned subsidiary, and are not consolidated at January 31, 1997.

     Sales decreased by $5.4 million in 1997. Approximately $3.5 million in reduced sales is attributable to not consolidating a sixty percent (60%) owned subsidiary. Approximately $900,000 of decreased sales is attributable to the non renewal of the contract to produce Florida lottery tickets. The decrease in revenues from the remaining business for 1997 was approximately $1,000,000.
This is primarily attributable to changes in product specifications whereby the ticket yield per unit was increased resulting in reduced sales.

     The gross profit percentage decreased a total of two percent (2%) in 1997 to eleven percent (11%) from thirteen percent (13%) in 1996. However, if the 1996 results of the sixty percent (60%) owned subsidiary and the Florida contract are removed, the gross profit percentage of the Registrants's remaining business was eight percent (8%) for 1996. In 1997, this previously defined remaining business had a gross profit of eleven percent (11%), a three percent (3%) increase when compared to 1996.

     In 1997, included in the net income before tax and minority interest of $368,000, is a gain on sale of equipment of $104,000. During fiscal year 1997, all sales contracts are continuing.

     For the period February 1, 1996 through August 7, 1996 and for the year ended January 31, 1996, PAI filed a consolidated Federal tax return with PAI's former parent. The Federal tax expense for the year ended January 31, 1997 differs from that which would be obtained by applying the thirty-four percent (34%) corporate tax rate to the income before income taxes. During the period of February 1, 1996 through August 7, 1996, the former parent had substantial losses that were utilized by PAI to offset the tax liability it otherwise would have incurred. There was no requirement to compensate the former parent for this benefit.

     The Registrant plans to diversify its operations into the gaming, lottery management, and distribution management sectors. Distribution management is the term used to encompass the movement of lottery products, supplies and promotional material to POINT-OF-SALE locations. This will be accomplished through the acquisition of existing businesses through the issuance of shares of the Registrant. The Registrant plans to develop a full service lottery portfolio encompassing printing, online technology, communication and subscription services.

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ITEM 3.   DESCRIPTION OF PROPERTY.

     PAI, a wholly owned subsidiary of the Registrant, leases its 21,000 square foot principle plant which is located at 150 Laser Court, Hauppauge, New York. This lease is effective through December 2000. The facilities maintain a high level of security and have been inspected and approved by all of PAI's customers.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                  Amount and
Title of     Name and Address of                  Nature of           Percent of
 Class       Beneficial Owner                     Beneficial Owner      Class
--------     -------------------                  ----------------    ----------

Preferred   Gaming Lottery Corporation (1)               234         100.0%

Common      Norla Rutledge                         1,250,000          45.4%
Common      Marie Kuitko                             200,000           7.3%
Common      Leon Bensimon                            200,000           7.3%
Common      Prastol Inc.                             240,000           8.7%
Common      Samuel S. Edery                          190,000           6.9%
Common      Gaming Lottery Corporation               266,672           9.7%

Footnote (1) The preferred shares are immediately convertible into a maximum of 20% of the issued and outstanding common shares of the Registrant. Gaming Lottery has chosen to exercise its conversion rights and on July 10, 1997 converted a total of 16 Series A Preferred shares into 266,672 common shares. However, unless the Registrant is in breach of the terms and conditions of the Preferred Shares, Gaming will be limited to a maximum conversion resulting in 20% of the then issued and outstanding common shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

NAME                       AGE     POSITION / OFFICE        TERM      SERVED
----                       ---     -----------------        ----       SINCE
                                                                       -----

James D. Russell          42       Director, President      1 yr        5/96
S. James White            52       Director                 1 yr        1/97
George T. Koutris         56       Director                 1 yr        1/97
Ian Nielsen-Jones         46       Director                 1 yr        1/97

MR. JAMES RUSSELL

     Mr. Russell brings over 20 years of combined experience in finance, marketing, strategic planning and corporate management to the Registrant. Mr. Russell has held positions as a Vice President for a marketing research firm, as a Director of a lottery and as a Senior Manager for a telecommunications company. He was

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graduated with honors from Queens University in Kingston, Ontario, Canada.  He is committed to expanding market share, reducing costs and improving business quality. His vision is for the Registrant to become the recognized worldwide leader for the production of online consumables for both the gaming and hospitality industries. Mr. Russell was the Director of Finance & Administration with Ontario Lottery Corporation from 1989 to 1995, an Executive Vice President & C.O.O. with Rutledge and Associates from 1995 to 1996 and the President, Chairman and CEO of the Registrant from 1996 to present.

MR. S. JAMES WHITE

     Mr. White brings over 30 years of combined experience in law enforcement, marketing, sales and corporate management to the Registrant. He is currently President and Chief Executive Officer of Printing Associates Incorporated. Mr. White has also held elected positions with the NYC Transit Police Patrolman's Benevolent Association. He holds a degree from Empire State College. Mr. White has been employed by Printing Associates, Inc. from 1985 to present holding the following titles and responsibilities: 1985 to 1990 - Sales Representative; 1990 to 1996 -Vice President of Sales; 1996 to present - President.

MR. GEORGE T. KOUTRIS

     Mr. Koutris comes to the Registrant with over 25 years of combined experience in finance, marketing, sales, planning, and corporate management. He has held international executive positions with RJR MacDonald (Canada) - 1989 - 1990, Vice President - Sales & Distribution for Ontario Lottery Corp. from 1990 to 1996, and a Director of the Registrant from 1996 to present. Mr. Koutris received his post secondary college degree from Capalano College located in Vancouver, British Columbia. He is committed to expanding the lottery management and distribution management components of the business.

MR. IAN NIELSEN-JONES

     Mr. Nielsen-Jones has combined experience in marketing, planning, regulatory management, and corporate management exceeding 24 years. He has held international executive positions in the lottery, recreation, communications, and public sectors. He has held the position of President with CUE Network Corporation from 1995 to present, President of The Rank Organization Plc from 1993 to 1995, and President of Ontario Lottery Corp. from 1989 to 1993. Mr. Neilsen-Jones was also Director of the Bureau of Competition Policy for the Canadian federal government. He graduated from Loyola College (Montreal, Canada) with an honors degree and from McMaster University (Hamilton) with a Masters degree. He is committed to expanding the lottery management component of the business.

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     VICTORIA S. DANSEGLIO - Vice President of Finance of PAI.  Ms. Danseglio
brings 10 years of experience in finance and accounting to PAI and has held positions with both private and public accounting concerns. Previously Ms. Danseglio was a senior accountant with Deloitte & Touche. She graduated with distinction from Ohio Northern University with dual majors in accounting and marketing.

     None of the above listed Officers and/or Directors have been involved with any businesses which have had any bankruptcy petitions filed by or against them nor have they been convicted in a criminal proceeding or been subject to a pending criminal proceeding nor been subject to any order, judgment, or decree which would permanently or temporarily enjoin, bar, suspend or otherwise limit their involvement in any type of business, securities or banking activities, nor been found to have violated any Federal or State securities or commodities law.

     Gaming Lottery Corporation ("Gaming") is a British Virgin Islands corporation which is a publicly traded company with 777 shareholders of record as of January 1, 1997. It is listed on the NASDAQ National Market with a trading symbol of "GLCCF". It is also listed on the Toronto Stock Exchange with a trading symbol of "GLH". The directors and officers of Gaming are as follows:

     Jack Banks, Chairman of the Board, President and CEO
     Amram Assayag, Director
     Larry Weltman, Director, Executive Vice President and CFO
     Colin O'Neal, Director
     Paul Webster, Secretary

     Prastol, Inc. ("Prastol") is a private Israeli investment company whose address is c/o Bank Leumi, 19 King David Street, Jerusalem, Israel, 94101. The principal shareholder and officer is Yair Grayevsky.

ITEM 6.   EXECUTIVE COMPENSATION.

     (a)          SUMMARY COMPENSATION TABLE




                                                                              Long Term Compensation
                                                                          --------------------------------
                                 Annual Compensation                              Awards          Payouts
-----------------------------------------------------------------------------------------------------------------------
                                                                          Restricted              LTIP      All Other
Names and                                                  Other Annual   Stock         Options   Payouts   Compen-
Principle Position         Year       Salary       Bonus   Compensation   Award(s)($)   /SAR ($)  s ($)     sation ($)
-----------------------------------------------------------------------------------------------------------------------
James Russell, Pres./     1996        100,000      n/a       $14,400       n/a          n/a       n/a         n/a
Online

James White               1996        130,000      n/a       $13,200       n/a          n/a       n/a         n/a
Sales Mgr. PAI

                                        Page 12
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     (b)  Options/Stock Appreciation Rights - There are no stock options or stock appreciation rights currently effective.

     (c) Aggregated Option/SAR Exercises Fiscal Year End Option/SAR - There are no SAR's.

     (d) Long Term Incentive Plan ("LTIP") Awards - There are no long term incentive plans in place.

     (e) Compensation of Directors - There is no compensation for directors other than expenses directly associated with Director Meetings.

     (f)  Employment Contracts - See Exhibits 10.1 and 10.2.

     Mr. S. James White is under contract with PAI at the annual rate of $130,000. His contract calls for normal benefits of insurance, vacation, sick leave, etc. His contract expires in October 2001 and includes a three (3) year non compete clause upon any separation of employment.

     Ms. Victoria S. Danseglio is under contract with PAI at the annual rate of $70,000. Her contract calls for normal benefits of insurance, vacation, sick leave, etc. Her contract expires in September, 1999 and includes a three (3) year non compete clause upon any separation of employment.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

     The acquisition of Printing Associates, Inc. ("PAP") by the Registrant is described generally in Item 1 and more specifically in Exhibit 2. All of the issued and outstanding shares of PAP were exchanged for 250 Series A Preferred shares of the Registrant, the terms and conditions of which are set forth in the attached Exhibit "A" to Exhibit 2.

     The principals of Gaming which was the owner of all of the issued and outstanding shares of PAP are identified in Item 5 above. With the exception of Amram Assayag. who owned 20,000 shares of the then issued and outstanding 2,486,950 shares of the Registrant, none of the Gaming principals prior to the acquisition held any ownership interest in the Registrant nor were they directors or officers of the Registrant.

ITEM 8.   LEGAL PROCEEDINGS.

     On January 21, 1997, PAI's Original Petition and Request for Declaratory Judgment was filed against Gilberto S. Ocanas, ("Ocanas") as Cause No. 97-00718 in the 201st Judicial District Court of Travis County, Texas. In that action, PAI has alleged that, among other things, that Ocanas breached his obligations under a stock option to purchase certain shares of the common stock of Win-Tex International, Inc.

     The litigation between PAI and Win-Tex was settled effective September 9, 1997. See Item 1, pages 6 and 7 for a complete description of the litigation settlement. As a result of this settlement the control referred to in Note 14 of the Financial Statements is no longer a question as ownership of Win-Tex has reverted to Win-Tex, the Registrant has no control interest in Win-Tex, and Win-Tex is no longer a "subsidiary of the Registrant".

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a) MARKET INFORMATION. There is currently no market for the common or preferred shares of the Registrant's stock. It is anticipated that a market will exist upon the completion of this filing and due to the nature of the issuer's business and the anticipated increase in the volume of the products of the Registrant. The target is to file a Disclosure Statement pursuant to SEC Rule 15c2-11 for listing on the NASD OTC Electronic Bulletin Board. Once trading commences an application for listing on the NASDAQ Small Cap Market will be submitted.

     (b) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK". By virtue of Rule 3a51-1 of the Securities Act of 1934, (the Act), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, may brokerage firms from soliciting orders for certain low priced stocks.

     However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for a least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock for being classified as a "penny stock."

     (c) There are no common equity shares subject to outstanding options or warrants, or securities convertible into common equity that are subject to outstanding options or warrants to purchase. The shares of the Series A Preferred have a conversion clause in which each share of Preferred may be redeemed for 16,667 shares of common equity stock. The details of this conversion is detailed in Item 11, "Description of Securities."

     The are no Rule 144 shares that could be sold or that the issuer has agreed to register for sale under the Securities Act.

     There are no shares that are being registered or proposed to be publicly offered.

     (d) There are currently 19 shareholders of record holding common shares and 1 shareholder of record holding preferred shares.

     (e) DIVIDENDS. The Registrant has paid no dividends in its common stock for the past year.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Registrant entered into an agreement effective January 31, 1997, wherein the Registrant issued 250 shares of its Series A Preferred stock with a liquidating preference of $25,000,000 US in exchange for 100% of the issued and outstanding shares of PAI. The details of the Series A Preferred stock are addressed in Item 11 below entitled "Description of Securities."

     On August 6, 1996, the Registrant sold 1,250,000 common shares of its common stock to Norla Rutledge at a price of $.10 per share for a total of $125,000.

     On January 31, 1997, the Registrant completed the sale of 1,236,950 shares of its common unregistered stock at a price of $1.00 per share for a total of $1,236,950. The Registrant acted as its own underwriter and there were no commissions paid.

     On July 10, 1997 Gaming Lottery Corporation exercised their conversion rights on 16 Series A Preferred stock and those shares were converted into 266,673 shares of the Registrants common shares.

     With respect to the issuance of the common shares of the Registrant as described in this Item 10, the issuance of the initial 1,250,000 common shares to Norla Rutledge on August 6, 1996 was made in reliance upon the exemption for private offerings contained in Section 4(2) of the Securities Act of 1933.
Norla Rutledge is the spouse of the president of the Registrant. Similarly, the issuance on January 31, 1997 of 1,236,950 common shares to eighteen (18) new shareholders was also made in reliance upon the same private placement exemption.

     In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

     1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

     2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

     3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

     4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

     TITLE                 SHARE AMOUNT           NAME
     -----                 ------------           ----

     Common                1,250,000              Norla Rutledge
     Common                   20,000              Amram Assayag
     Common                   50,000              Lynn Barrett
     Common                   10,000              Bat Sheva Cohen
     Common                   10,000              Moses Cohen
     Common                   50,000              Robert Davis
     Common                   10,000              Robert Jolly
     Common                   10,000              Jimmy Kadoch
     Common                    7,500              Jacob Kadoch
     Common                   23,300              Lily Kadoch
     Common                   34,150              Mike Shriqui
     Common                   17,000              Debbie Tate
     Common                   50,000              Roy Whiston
     Common                  100,000              RNB & Co.
     Common                   15,000              Andrew Hrynak
     Common                  200,000              Marie Kuitko
     Common                  200,000              Leon Bensimon
     Common                  240,000              Prastol Inc.
     Common                  190,000              Samuel S. Edery
     Common                  266,672              Gaming Lottery Corp.

     TITLE                    SHARE AMOUNT        NAME
     -----                    ------------        ----

     Series A Preferred             234           Gaming Lottery Corp

ITEM 11.  DESCRIPTION OF SECURITIES.

     (a) COMMON STOCK. At July 10, 1997, the Registrant had 2,753,622 shares of the common stock outstanding.

     Registrant's Articles of Incorporation, filed May 7, 1996, authorized the issuance of up to 100,000,000 of Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

     In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     (b) PREFERRED STOCK. At July 10, 1997 there were 234 shares of the Registrant's Series A Preferred stock outstanding. The Series A Preferred stock (the "Shares") shall pay a fixed, preferential non-cumulative cash dividend rate of five percent (5%) (of the liquidating preference of $25,000,000) payable semi-annually to commence 30 months from the date issued; the Shares carry a preferential right to participate in any distribution or liquidation or dissolution of the corporation; the Shares shall not have the right to vote in the same manner and on the same corporate matters as the holders of common stock except as specifically set forth in Paragraph 11 of the Share Certificate; the right to convert the Shares into shares of common stock at a conversion rate of one (1) preferred share for 16,667 common shares with the conversion date commencing thirty (30) days for the date of issue of the Shares; the Holder of these Shares shall only be permitted to convert that amount of its Shares which would result after such conversion with the Holder then owning a maximum of twenty percent (20%) of the then issued and outstanding common shares of the corporation. The holder of these Shares shall have the absolute right to transfer or assign all or any portion thereof of the Shares. The transferee or assignee of the Shares shall have all of the rights, preferences and privileges of the Shares and shall be subject to the same restrictions of said Shares.

     Paragraph 3 of the Series A Preferred Shares certificate does not provide for any voting rights to the Holder of the Preferred shares unless and until there is a breach of the condition or obligations set forth in paragraph 10 of the certificate.

     Upon any such breach the Holder of the Preferred Shares is granted the same voting rights as the Holder of the common shares of the Registrant. Still further, upon any such breach the Holder of the Preferred shares will not be limited to the 20% maximum conversion as set forth in paragraph 8.

     Article 4th of the Amended Articles of Incorporation of the Registrant set forth in Exhibit 3.2 hereto permits the Board of Directors to issue one (1) or more series of Preferred Stock in such amounts and under such conditions as the Board may decide, in that the Registrant has no plans to issue Preferred stock in the foreseeable future. Accordingly has not addressed or plan to address the specific terms and conditions of any such further series of Preferred stock.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission on any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues.
Although the state statues allow for indemnification of officers and directors, the Federal Securities and Exchange rules prohibit indemnification of officers and directors of publicly held companies.

ITEM 13.  FINANCIAL STATEMENTS.

          (a)  ANNUAL FINANCIAL STATEMENTS
               See Item 15(a)(1)

          (b)  INTERIM FINANCIAL STATEMENTS
               See Item 15(a)(2)

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a) FINANCIAL STATEMENTS. The following financial statements are included herein:

               (1)  Online International Corporation
                    Audited Financial Statement for
                    Year Ended January 31, 1997.

               (2) Online International Corporation & Subsidiaries Unaudited Consolidated Financial Statement for Period Ended July 31, 1997.

          (b) EXHIBITS. The following exhibits required by Item 601 of Regulation S-B are included herein:


          EXHIBIT NO.              DOCUMENT DESCRIPTION

               2.              Stock Purchase Agreement Between
                               Online International Corporation and
                               Gaming Lottery

               3.              Articles of Incorporation and Bylaws

                         3.1   Articles of Incorporation - Online
                         3.2 Certificate of Amendment of Articles of Incorporation - Online
                         3.3   Bylaws - Online
                         3.4   Certificate of Incorporation - Printing
                               Associates of New York, Inc.
                         3.5   Certificate of Merger - Printing
                               Associates of New York, Inc.
                         3.6   Bylaws - Printing Associates, Inc.

               4.              Series A Preferred Share Certificate-Online

               10.             Material Contracts

                         10.1   Employment Contract - Stanley J. White
                         10.2   Employment Contract - Victoria S. Danseglio

               11.             Computation of Earnings Per Common Share

               27.             Financial Data Schedule

               99.             Additional Exhibits

                         99.1  Stock Purchase Agreement between
                               Gilberto S. Ocanas and
                               Printing Associates, Inc.
                         99.2  Shareholders Agreement between
                               Win-Tex International, Inc. and
                               Gabriel Dasilva, etal

                                      SIGNATURES

     In accordance with Section 12 the Securities and Exchange Act of 1934 the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ONLINE INTERNATIONAL CORPORATION



DATED:Sep. 25, 1997                   BY:  /s/James D. Russell
     ------------                          -------------------------------------
                                           JAMES D. RUSSELL
                                           President

                                    EXHIBIT (a)(1)
                                    --------------

                           ONLINE INTERNATIONAL CORPORATION
                        AUDITED FINANCIAL STATEMENT FOR YEAR
                                ENDED JANUARY 31, 1997

                           ONLINE INTERNATIONAL CORPORATION
                                   AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS WITH
                             INDEPENDENT AUDITORS' REPORT

                                   JANUARY 31, 1997

                                       CONTENTS

                                                                         PAGE
                                                                         ----

INDEPENDENT AUDITORS' REPORT                                               1

CONSOLIDATED FINANCIAL STATEMENTS

     BALANCE SHEET                                                         2

     STATEMENT OF INCOME                                                   3

     STATEMENT OF STOCKHOLDERS' EQUITY                                     4

     STATEMENT OF CASH FLOWS                                               5

     NOTES TO FINANCIAL STATEMENTS                                        6-14

                             INDEPENDENT AUDITORS' REPORT
                             ----------------------------

Board of Directors
Online International Corporation

We have audited the accompanying consolidated balance sheet of Online International Corporation and Subsidiaries, as of January 31, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended January 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Online International Corporation and Subsidiaries as of January 31, 1997, and the consolidated results of their operations and cash flows for the years ended January 31, 1997 and 1996, in conformity with generally accepted accounting principles.


/s/ PANETH, HABER & ZIMMERMAN LLP


New York, NY

February 12, 1997, (except for notes 14 and 15, as to which the dates are March 3, 1997 and June 28, 1997, respectively)

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                              CONSOLIDATED BALANCE SHEET

                                   JANUARY 31, 1997

                                        ASSETS


CURRENT ASSETS
   Cash                                                                             $ 1,593,696
   Accounts receivable, less allowance for doubtful
   accounts of $-0-                                                                   1,085,253
   Inventories                                                                          778,731
   Note receivable                                                                       38,750
   Prepaid expenses and other current assets                                             55,092
   Due from unconsolidated subsidiary                                                    63,517
   Deferred income taxes                                                                  1,067
                                                                                    -----------

            Total Current Assets                                                      3,616,106
                                                                                    -----------
PROPERTY AND EQUIPMENT, at cost, less
   accumulated depreciation and amortization                                            963,314
                                                                                    -----------

OTHER ASSETS
   Investment in unconsolidated subsidiaries                                            443,124
   Deferred income taxes                                                                 14,400
   Deposits                                                                              41,897
                                                                                    -----------

            Total Other Assets                                                          499,421
                                                                                    -----------

                                                                                    $ 5,078,841
                                                                                    -----------
                                                                                    -----------

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current maturities of long-term debt                                                $ 22,686
   Current portion of obligations under capital leases                                   95,520
   Accounts payable                                                                   1,360,789
   Accrued expenses and other current liabilities                                        51,077
                                                                                    -----------

            Total Current Liabilities                                                 1,530,072

OBLIGATIONS UNDER CAPITAL LEASES, less current portion                                  196,190

DEFERRED INCOME TAXES                                                                    69,108
                                                                                    -----------
            Total Liabilities                                                         1,795,370

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   5% preferred stock, no par value; 250 shares authorized;
    issued and outstanding ($25,000,000 liquidation preference)    $ 1,693,223
   Common stock, $.001 par value; 100,000,000 shares authorized,
    2,486,950 shares issued and outstanding                              2,487
   Additional paid-in-capital                                        1,331,522
   Retained earnings                                                   256,239
                                                                   -----------

            Total Stockholders' Equity                                                3,283,471
                                                                                    -----------
                                                                                    $ 5,078,841
                                                                                    -----------
                                                                                    -----------



                   See notes to consolidated financial statements.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENT OF INCOME



                                                                           Year Ended
                                                                           January 31,
                                                                       ---------------------
                                                                        1997           1996
                                                                        ----           ----
NET SALES                                                           $10,420,341    $15,863,610

COST OF GOODS SOLD                                                    9,263,348     13,849,780
                                                                    -----------    -----------

GROSS PROFIT                                                          1,156,993      2,013,830

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                            856,302      1,820,403
                                                                    -----------    -----------

INCOME FROM OPERATIONS                                                  300,691        193,427

OTHER INCOME (EXPENSE)
  Miscellaneous income                                                    4,279          5,449
  Gain on sale of assets                                                103,803         90,330
  Income from unconsolidated subsidiary                                  16,404        194,844
  Interest expense                                                      (57,157)      (112,332)
                                                                    -----------    -----------
        Total Other Income                                               67,329        178,291
                                                                    -----------    -----------

INCOME BEFORE INCOME TAXES AND MINORITY
  INTEREST IN INCOME OF SUBSIDIARY                                      368,020        371,718

INCOME TAXES                                                             72,353        164,728
                                                                    -----------    -----------

INCOME BEFORE MINORITY INTEREST IN INCOME
  OF SUBSIDIARY                                                         295,667        206,990

MINORITY INTEREST IN INCOME OF SUBSIDIARY                                     -        (31,420)
                                                                    -----------    -----------

NET INCOME                                                          $   295,667    $   175,570
                                                                    -----------    -----------
                                                                    -----------    -----------

EARNINGS PER SHARE                                                  $       .07    $       .04
                                                                    -----------    -----------
                                                                    -----------    -----------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                          $ 4,137,115    $ 4,125,083
                                                                    -----------    -----------
                                                                    -----------    -----------


                   See notes to consolidated financial statements.

                   ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                        Common Stock             Preferred Stock
                                   ----------------------   ------------------------   Additional
                                       Number of    Par       Number of                  Paid-in      Retained
                                        Snares      Value      Shares         Value      Capital      Earnings          Total
                                       ---------   ------     ---------      ------    ----------     --------         -------
Balance at January 31, 1995              100    $ 193,750            -      $      -    $ 125,545     $ (214,998)  $   104,297

Cancellation of shares due to
 recapitalization                        (100)   (193,750)           -             -     (125,545)             -      (319,295)

Issuance of shares due to
 recapitalization                           -           -        247.5       319,295            -              -       319,295
                                   ----------  ----------   ----------    ----------  -----------     ----------   -----------

Restated balance at
 January 31, 1995                           -           -        247.5       319,295            -       (214,998)      104,297

Net Income for Year ended
 January 31, 1996                           -           -            -             -            -        175,570       175,570
                                   ----------  ----------   ----------    ----------  -----------     ----------   -----------

Balance at January 31, 1996                 -           -        247.5       319,295            -        (39,428)      279,867

Contribution to capital of
 loan payable to former parent              -            -         2.5     1,373,928            -              -     1,373,928

Issuance of $.001 par value
 common stock                       2,486,950       2,487            -             -    1,331,522              -     1,334,009

Net Income for year ended
 January 31, 1997                           -           -            -             -            -        295,667       295,667
                                   ----------  ----------   ----------    ----------  -----------     ----------   -----------

Total Stockholders Equity at
January 31, 1997                    2,486,950     $ 2,487          250   $ 1,693,223  $ 1,331,522     $ 256,239    $ 3,283,471
                                   ----------  ----------   ----------   -----------  -----------     ----------   -----------
                                   ----------  ----------   ----------   -----------  -----------     ----------   -----------

                   See notes to consolidated financial statements.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                            Year Ended
                                                                            Januarv 31,
                                                                       --------------------
                                                                         1997           1996
                                                                         ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                        $    295,667   $    175,570
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Bad debts                                                                   -         28,000
  Gain on disposal of property and equipment                           (103,803)       (90,330)
  Depreciation and amortization                                         281,931        411,785
  Minority interest in income of subsidiary                                   -         31,420
  Equity in loss from unconsolidated subsidiary                          22,390         14,399
  Deferred taxes                                                         47,999         53,342
  Change in:
         Accounts receivable                                            363,090       (498,877)
         Inventory                                                      114,428        (20,842)
         Prepaid expenses and other current assets                       27,736        (41,600)
         Due from unconsolidated subsidiary                              67,343        204,628
         Intangible asset--pension                                            -         84,098
         Accounts payable                                              (715,442)      (132,089)
         Accrued expenses and other current liabilities                 (11,205)      (153,157)
         Accrued pension obligation                                           -        (53,683)
         Deposits                                                         4,144         (2,471)
                                                                   ------------   ------------
              Net Cash Provided by Operating Activities                 394,278         10,193
                                                                   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Collection of equipment note                                                 -         75,000
 Collection of notes receivable                                          34,905         30,294
 Acquisitions of property of equipment                                  (90,786)      (320,916)
 Proceeds from sale of property and equipment                           236,250        217,000
 Proceeds from sale of securities                                             -          5,055
 Investment is unconsolidated subsidiary                                (56,826)             -
                                                                   ------------   ------------

              Net Cash Provided by Investing Activities                 123,543          6,433
                                                                   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Advances from (payments) to affiliate                                  (65,999)       362,891
 Payment of long-term debt                                              (22,685)       (22,684)
 Payments of obligations under capital leases                          (235,219)      (377,775)
 Proceeds from issuance of common stock                               1,319,609              -
                                                                   ------------   ------------

 Net Cash Provided by (Used in) Financing Activities                    995,706        (37,568)
                                                                   ------------   ------------
NET INCREASE (DECREASE) IN CASH                                       1,513,527        (20,942)
CASH
Beginning of year                                                        80,169        101,111
                                                                   ------------   ------------

End of year                                                        $  1,593,696   $     80,169
                                                                   ------------   ------------
                                                                   ------------   ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
 Income taxes                                                      $          -   $     85,000
                                                                   ------------   ------------
                                                                   ------------   ------------
 Interest                                                                57,157         38,021
                                                                   ------------   ------------
                                                                   ------------   ------------

                   See notes to consolidated financial statements.

                   ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   JANUARY 31, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    RECAPITALIZATION

         On January 31, 1997, Online International, Inc. (Online) issued 250 shares of Series A convertible preferred stock in exchange for all issued and outstanding shares of Printing Associates, Inc. (PAI). A change in control of PAI to Online shareholders did not occur as a result of this transaction, due to the rights retained by the former common shareholder through its ownership of the preferred stock.

         This transaction is being accounted for as a recapitalization (similar to a reverse acquisition) of the Company's equity in accordance with the consensus of the Emerging Issues Task Force No. 88-16. The application of the consensus under 88-16 requires that the historic basis of PAI's assets and liabilities be used, since there was no change in control to Online's shareholders. As a result, PAI is recording the issuance of Common stock for the $1,320,000 of net monetary assets of Online at January 31, 1997. The common stock owned by the former shareholder is recorded as if it was converted to preferred stock.

    PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Online International Corporation, its wholly-owned subsidiaries, Printing Associates, Inc. and Printing Associates of Florida, Inc. for the years ended January 31, 1997 and 1996, and its 60%--owned subsidiary, Wintex International, Inc. (Wintex), for the year ended January 31, 1996, collectively referred to as "The Company". As explained in Notes 8 and 14, with respect to its investment in Wintex, the Company is currently unable to exercise its management rights due to a dispute and litigation with a shareholder and officer of Wintex. Accordingly, the Company has stated its investment in Wintex at cost for the year ended January 31, 1997. All material intercompany transactions and balances have been eliminated in consolidation.

    DESCRIPTION OF BUSINESS AND REVENUE RECOGNITION

         The Company's operations consist of the design and manufacture of lottery tickets and play slips for automated on-line contractors and parimutuels (on track and off track betting).

         Sales are recorded on the date of shipment of the merchandise.

    UNCONSOLIDATED SUBSIDIARIES

         The Company owns 49% of PAP Security Printing, Inc. (PAP) which is located in Pennsylvania and 60% Wintex International, Inc. which is located in Texas. Both companies print lottery tickets which they sell to either automated lottery contractors or directly to individual states. The financial statements include the operations of PAP Security Printing, Inc. for its year ended November 30, 1996 and the ten months ended November 30, 1995.

         As explained in Notes 8 and 14, the operations of Wintex for the year ended January 31, 1997 are not included in the financial statements and the investment is recorded at cost.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

         The Company's investment in unconsolidated subsidiaries at January 31, 1997 consists of:

         Investment in PAP                  $ 189,670
         Investment in Wintex                 253,454
                                            ---------
                                            $ 443,124
                                            ---------
                                            ---------

         The Company's investment in PAP is recorded under the equity method of accounting, wherein the investment account is adjusted for the Company's share of net income or loss of PAP.

         A summary of PAP Security Printing, Inc.'s activity at November 30, 1996 is as follows:

         Condensed Balance Sheet
          Current assets                           $   966,277
          Property and equipment, net                  403,331
          Other assets                                   3,357
                                                   -----------

            Total Assets                           $ 1,372,965
                                                   -----------
                                                   -----------

          Current liabilities                      $   860,297
          Long-term debt                               103,985
          Obligations under capital leases
          Deferred income tax                           21,600
                                                   -----------

            Total Liabilities                          985,882
         Stockholders' equity                          387,083
                                                   -----------
                                                   $ 1,372,965
                                                   -----------
                                                   -----------

     Condensed Statement of Operations is as follows:

                                                   Year Ended   Ten Months Ended
                                                   November 30,    November 30,
                                                  ------------- ----------------

                                                       1996           1995
                                                       ----           ----

         Sales                                     $ 4,927,593    $ 3,234,946
         Cost of goods sold                          3,512,654      2,577,774
                                                   -----------    -----------
         Gross profit                                1,414,939        657,172
         General and administrative                  1,336,403        702,686
                                                   -----------    -----------
         Operating income (loss)                        78,536        (45,514)
         Other income (expenses)                        30,677         (2,494)
                                                   -----------    -----------
         Income (loss) before income tax benefit       109,213        (48,008)
         Income tax (expense) benefit                 (157,555)        18,622
                                                   -----------    -----------

         Net (loss)                                $   (48,342)   $  (29,386)
                                                   -----------    -----------
                                                   -----------    -----------

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Included in income from unconsolidated subsidiary is commissions earned by the Company of $38,794 and $209,243 in 1997 and 1996. Of this amount, $47,543 was earned during December 1995 and January 1996.

          As explained in Notes 8 and 14, the investment in Wintex, is recorded at cost in the 1997 financial statements.

     INVENTORIES

          Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method.

     PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by both the straight-line and declining balance methods over the estimated useful lives of the assets indicated in Note 5. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

          Maintenance and repairs are charged to income as incurred. Renewals and replacements of a routine nature are charged to income, while those which significantly improve or extend the life of existing property are capitalized.

          Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the related gain or loss is included in current income.

     PENSION PLAN

          The Company had a noncontributory defined benefit employee retirement plan covering all eligible employees. The Company had been making annual contributions to the plan equal to the amounts determined by the plan's actuary. Effective July 8, 1995, the plan was terminated.

     USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

2. MAJOR CUSTOMERS

     The lottery and pari-mutuel products industry is controlled by a limited number of contractors. The Company's sales to its three significant contractors were approximately 41%, 30% and 10% and 44%, 27% and 7% of total revenues for the years ended January 31, 1997 and 1996. In addition, approximately 83% of the accounts receivable balance at January 31, 1997 is due from these contractors.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

3. CASH

     Included in cash are funds on deposit at a bank in New York totaling $452,565 (including outstanding checks of $85,664 against such funds) and in an attorney's escrow account in California totaling $1,236,888 at January 31, 1997. Of these funds, $291,500 is insured by the FDIC.

     The funds held in the escrow account were released and received by the Company on February 2, 1997.

4.   INVENTORIES

          Inventories at January 31, 1997 consist of the following:

               Raw materials                                $ 576,912
               Work-in-process                                 88,743
               Finished goods                                 113,076
                                                            ---------

                                                            $ 778,731
                                                            ---------
                                                            ---------

5.   PROPERTY AND EQUIPMENT

          Property and equipment at January 31, 1997 consists of the following:

                                                            Estimated Useful
                                                             Life In Years
                                                            ----------------

     Machinery and equipment                   $ 2,259,497         7
     Furniture and office equipment                235,512        5-7
     Leasehold improvements                        199,767       7-13
                                               -----------
                                                 2,694,776

     Less: Accumulated depreciation and
     amortization                                1,731,462
                                               -----------
                                               $   963,314
                                               -----------
                                               -----------

6.   RELATED PARTIES

          For the year ended January 31, 1997 consulting fees, amounting to $207,656 were paid to a company whose sole shareholder is a holder of 50% of the outstanding common stock of the Company. During the year, PAI's former parent corporation contributed its remaining loan of $1,373,928 to the Company's capital in exchange for 2.5 shares of preferred stock.

          For the year ended January 31, 1996, management fees amounting to $240,000 are payable to the former parent. Consulting fees amounting to $160,000 were paid to a corporation wholly-owned by the minority shareholder of the Company's 60% owned subsidiary. There were no management fees incurred during the year ended January 31, 1997.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997


7.   PREFERRED STOCK

          The 5% non-cumulative preferred stock is convertible into 16,667 shares of common stock for each share of preferred. Dividends, when declared, are payable semi-annually and commence July 31, 1999. Upon conversion, the holder of these shares is limited to retaining a maximum of twenty percent of the then issued and outstanding common stock. The preferred shareholders are entitled to a liquidation preference, upon which the 5% non-cumulative preferred dividend is calculated, of $100,000 per preferred share.

8.   NON-CASH INVESTING AND FINANCING TRANSACTIONS

          Capital lease obligation were incurred for the acquisition of equipment in the amount of $107,275 in 1997 and $353,768 in 1996.

          Deposits for the acquisition of property and equipment were reclassified to equipment during 1996 in the amount of $63,792.

          During 1996, a dividend was declared by an unconsolidated subsidiary in the amount of $9,800.

          The amount of $1,373,928, Due to former parent was converted to 2.5 shares of preferred stock during 1997.

          A note receivable of $38,750 was received on the sale of equipment during 1997.

          A deferred tax asset of $14,400 was contributed to the Company during 1997 as part of the business combination.

          As further described in Note 14, the Company's investment in Wintex is stated at cost in 1997, while the subsidiary was consolidated in the 1996 financial statements.

          Assets and liabilities appearing on the January 31, 1996 Consolidated Balance Sheet that were reclassified as investment in Wintex consisted of $56,826 of cash and the following noncash assets and liabilities:

          Accounts receivable                                     $ 394,501
          Inventories                                               299,394
          Prepaid expenses and other current assets                  86,847
          Property and equipment                                    590,725
          Deposits                                                   10,153
          Due from unconsolidated subsidiary                        (73,517)
          Accounts payable                                         (281,701)
          Advances from affiliates                                 (386,891)
          Accrued expenses                                           (9,977)
          Obligations under capital leases                         (263,937)
          Minority interest in equity of subsidiary                (168,969)
                                                                  ---------
          Noncash increase to investment in unconsolidated
           subsidiary                                             $ 196,628
                                                                  ---------
                                                                  ---------

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          Statement of Financial Accounting Standards NO. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

          The amounts included on the balance sheet for the Company's financial instruments requiring disclosure of fair value at January 31, 1997 are as follows:

               ASSETS:

               Cash                                         $ 274,087 (A)
               Note receivable                                 38,750 (A)
               Due from unconsolidated subsidiary              63,517 (B)
               Investment in unconsolidated subsidiaries      443,124 (B)

               LIABILITIES:

               Long-term debt                                  22,686 (A)

          None of the above are derivative financial instruments and none are held for trading purposes.

     (A)  The fair value approximates carrying amount.

     (B) Because of the expenses necessary in conducting an appraisal of the investments in PAP Security Printing, Inc. and Wintex International, Inc. as well as management's inability to obtain current verifiable information from Wintex International, Inc., management believes that it is not practicable to estimate the fair values of the investments. Information about PAP Security Printing, Inc. can be found at Note 1. Wintex International, Inc. information is not available.

     (C) Because of the related party nature of these advances, it is not practicable to estimate their fair values.

10. PENSION PLAN

          The Company had a qualified noncontributory pension plan covering substantially all of its employees. The plan was terminated as of July 8, 1995. At such time all accrued benefits to plan participants had been fully funded. All the plan assets were distributed to the participants during the year ended January 31, 1997.

11. LEASES

          The Company is the lessee of certain equipment under operating and capital leases as well as lessee of office and warehouse space in New York.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

11.  LEASES (Continued)

          At January 31, 1997, the future minimum lease payments for all leases are as follows:

                                                                   Obligations
                                                    Operating         under
                                                     Leases      Capital Leases
                                                  -----------   ----------------

               1998                                  $ 198,000      $ 122,520
               1999                                    198,000        109,790
               2000                                    181,500         75,775
               2001                                          -         28,153
               2002                                          -          9,384
               Remaining years                               -              -
                                                     ---------      ---------

                                                     $ 577,500        345,622
                                                     ---------
                                                     ---------

               Less amount representing interest                       53,912
                                                                    ---------
               Present value of minimum lease
                payments                                              291,710
               Less current portion                                    95,520
                                                                    ---------

               Long-term portion                                    $ 196,190
                                                                    ---------
                                                                    ---------


          Rent expense for the year ended January 31, 1997 and 1996 amounted to $231,106 and $409,485.

          Equipment held under capitalized leases at January 31, 1997 consists of the following:

               Machinery and equipment               $ 666,247
               Less: Accumulated amortization          219,044
                                                     ---------
                                                     $ 447,203
                                                     ---------
                                                     ---------

12.  INCOME TAXES

          The provision for income taxes consists of the following components:

                                                            January 31,
                                                          ---------------
                                                         1997           1996
                                                         ----           ----
               Current
                Federal                              $  10,897      $ 102,022
                State                                   13,457          9,364
                                                     ---------      ---------
                                                        24,354        111,386
                                                     ---------      ---------

               Deferred
                Federal                              $  31,159      $ (10,058)
                State                                   16,840         63,400
                                                     ---------      ---------
                                                        47,999         53,342
                                                     ---------      ---------
                                                     $  72,353      $ 164,728
                                                     ---------      ---------
                                                     ---------      ---------

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

12. INCOME TAXES (Continued)

     Deferred income taxes at January 31, 1997 consists of the following:

          Gross deferred tax assets                   $ 15,467
                                                      --------
                                                      --------
          Gross deferred tax liabilities              $ 69,108
                                                      --------
                                                      --------

         The deferred tax asset balances are primarily a New York State in vestment tax credit. The deferred tax liability balances are primarily the result of temporary differences between the investments in PAP Security Printing, Inc. and Wintex International, Inc. for financial statement purposes and their tax bases. No income or loss from the unconsolidated subsidiaries is recorded for tax purposes.

         For the period February 1, 1996 through August 7, 1996 and for the year ended January 31, 1996 Printing Associates, Inc. and Printing Associates of Florida, Inc. filed a consolidated Federal tax return with the Company's former parent. The Federal tax expense for the year ended January 31, 1997 differs from that which would be obtained by applying the 34% corporate tax rate to the income before income taxes primarily because of the period February 1, 1996 through August 7, 1996, the former parent had substantial losses that were utilized by the Company to offset the tax liability it otherwise would have incurred. There was no requirement to compensate the former parent for this benefit.

         The reconciliation between the actual and expected Federal tax is as follows:

                                                            Year Ended
                                                             Januarv 31,
                                                    -------------------------
                                                        1997           1996
                                                        ----           ----
     Income tax provision at 34%                     $ 125,127      $ 126,384
     State and local income taxes net of
       Federal income tax effect                        20,300         48,024
     Benefit of former parent company losses           (72,075)           -
     Change in estimate of prior year Federal
       income tax                                        1,894        (13,108)
     Effect of nondeductible expenses                    2,860          6,925
     Effect of dividend exclusion                       (5,753)        (3,497)
                                                      --------       --------
     Actual income tax provision                     $  72,353      $ 164,728
                                                      --------       --------
                                                      --------       --------

13. COMMITMENTS

         The Company has entered into employment contracts with the president and other key employees which expire at various dates ranging from September 22, 1997 through October 22, 2001. The Company has also entered into a consulting agreement expiring on September 22, 1997. Future minimum payments relating to these agreements are as follows:


          1998                                       $ 251,333
          1999                                         190,000
          2000                                         190,000
          2001                                         170,000
          2002                                          97,500
                                                      --------
                                                     $ 898,833
                                                      --------
                                                      --------

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   JANUARY 31, 1997

14. CONTINGENCIES

         The Company has instituted an action against a shareholder/officer of its 60% owned subsidiary, Wintex. The Company maintains that the shareholder/officer has breached his obligations under a stock option agreement dated July 29, 1994, for 11% of the outstanding common stock of Wintex. The shareholder/officer has taken control of the subsidiary and has not allowed the Company to exercise its management rights. The Company has initiated legal proceedings to regain control of the subsidiary. At January 31, 1997, the investment is recorded at cost since the Company is unable to exercise control.

         The shareholder/officer has counterclaimed, stating that under the shareholder agreement, Printing Associates, Inc. is obligated to purchase his holdings in Wintex for approximately $2 million.

         If Printing Associates prevails in the legal proceedings, it will directly own 60% of Wintex and regain management control without any outlay of additional cash. If the shareholder/officer prevails, Printing Associates would be required to purchase his shares and would then own 99% of Wintex for an additional cash outlay of $2 million. Presently, management is unable to determine if $2 million is a fair value for the shares, Accordingly, any potential loss for the difference between fair value and the purchase price of the additional shares cannot be estimated at this time.

         Management does not believe that the shareholder/officer's claim has merit, however, due to the uncertainties inherent in litigation, it is at least reasonably possible that the Company will not prevail.

15. SUBSEQUENT EVENT

         On June 28, 1997, the Company sold its 49% interest in PAP Security Printing, Inc. for $70,000 and a 4% royalty on PAP's gross receipts from the sale of lottery products for the period December 1, 1996 through November 30, 1997.

                                  EXHIBIT NO. (a)(2)

                           ONLINE INTERNATIONAL CORPORATION
                        UNAUDITED FINANCIAL STATEMENT FOR YEAR
                                 ENDED JULY 31, 1997

                           ONLINE INTERNATIONAL CORPORATION
                                   AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEET
                                    JULY 31, 1997
                                      UNAUDITED

ASSETS
-------------------------------------------------

Cash                                               $ 1,488,671
Accounts receivable, less allowance
  for doubtful accounts of $0                        1,126,971
Inventory                                              319,491
Prepaid assets                                          74,432
Note Receivable- equipment                              23,750
Due from affiliates                                     63,516
Other current asset                                     68,998
                                                   -----------
     TOTAL CURRENT ASSETS                            3,165,829
                                                   -----------
PROPERTY, at cost, less accumulated
  depreciation                                         905,727
                                                   -----------
OTHER ASSETS
Deferred taxes                                          15,467
Investment in subsidiaries                             253,454
Deposits                                                38,147
                                                   -----------
     TOTAL OTHER ASSETS                                307,068
                                                   -----------
TOTAL ASSETS                                       $ 4,378,624
                                                   -----------
                                                   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------
Current maturities of long-term debt                  $ 11,395
Current portion of obligations under capital leases     87,789
Accounts payable                                       544,337
Accrued expenses                                       168,720
                                                   -----------
     TOTAL CURRENT LIABILITIES                         812,240
                                                   -----------

Obligations under capital leases, less
  current portion                                      151,097
                                                   -----------

TOTAL LIABILITIES                                      963,337
                                                   -----------
STOCKHOLDERS' EQUITY

5% preferred stock, no par value; 234 shares         1,577,943
  authorized, issued and outstanding
Common stock, $.001 par value; 100,000,000 shares        2,754
  authorized, 2,753,622 shares issued and
  outstanding
Additional paid-in capital                           1,446,535
Retained earnings (deficit)                            388,055
                                                   -----------
TOTAL STOCKHOLDERS' EQUITY                           3,415,287
                                                   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $ 4,378,624
                                                   -----------
                                                   -----------

                           ONLINE INTERNATIONAL CORPORATION
                                   AND SUBSIDIARIES
                         CONSOLIDATED STATEMENT OF CASH FLOWS

                                      UNAUDITED

                                                3 MONTHS ENDED   3 MONTHS ENDED
                                                  JULY 31,1997    JULY 31, 1996
                                                --------------   --------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $   92,815      $ 129,777
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     PROVIDED BY OPERATING ACTIVITIES:
     Gain on sale of subsidiary                        (82,648)           -
     Gain on sale of equipment                             -         (110,394)
     Depreciation and amortization                      69,227         75,920
     CHANGE IN:
               Accounts Receivable                      25,513        461,902
               Inventory                               212,425         83,922
               Prepaid expenses and other current
               assets                                   22,119          7,158
               Accounts Receivable-sale of subsidiary  (68,500)           -
               Accounts Receivable-sale of equipment       -          (93,750)
               Accounts payable                        (74,556)      (566,036)
               Accrued expenses and other current
               liabilities                              23,079        (13,101)
               Deposits                                    -           (1,885)
                                                    ----------      ---------
          NET CASH PROVIDED BY (USED IN) OPERATING
          ACTIVITIES                                   219,474        (26,487)
                                                    ----------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Collection of notes receivable                      5,000          9,000
     Acquisitions of property and equipment            (51,182)      (135,441)
     Proceeds from sale of equipment                       -          275,000
     Investment in unconsolidated subsidiary           272,318            -
                                                    ----------      ---------
          NET CASH PROVIDED BY INVESTING ACTIVITIES    226,136        148,559
                                                    ----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
     Payment of long-term debt                          (5,621)        (5,671)
     Payments (to) from affiliate-net                      -          (37,857)
     Payments of obligations under capital leases      (25,516)           -
                                                    ----------      ---------
          NET CASH PROVIDED BY (USED IN) FINANCING
          ACTIVITIES                                   (31,137)       (43,528)
                                                    ----------      ---------

NET INCREASE (DECREASE) IN CASH                        414,473         78,544

CASH
Beginning of period                                  1,074,198         11,470
                                                    ----------      ---------

End of period                                       $1,488,671      $  90,014
                                                    ----------      ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
     Interest                                        $   7,401      $  16,898
                                                    ----------      ---------
                                                    ----------      ---------
     Taxes                                           $  27,500            -
                                                    ----------      ---------
                                                    ----------      ---------

                           ONLINE INTERNATIONAL CORPORATION
                                   AND SUBSIDIARIES
                         CONSOLIDATED STATEMENT OF CASH FLOWS

                                      UNAUDITED

                                                6 MONTHS ENDED   6 MONTHS ENDED
                                                 JULY 31, 1997    JULY 31, 1996
                                                -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                      $ 131,818      $ 296,172
     ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
          PROVIDED BY OPERATING ACTIVITIES:
          Gain on sale of subsidiary                   (82,648)           -
          Gain on sale of equipment                                  (110,394)
          Depreciation and amortization                138,455        151,369
          CHANGE IN:
               Accounts Receivable                     (41,718)       519,335
               Inventory                               459,240        116,509
               Prepaid expenses and other current
               assets                                  (19,838)         4,800
               Accounts Receivable-sale of subsidiary  (68,500)           -
               Accounts Receivable-sale of equipment       -          (93,750)
               Accounts payable                       (816,452)      (862,869)
               Accrued expenses and other current
               liabilities                              48,534        (28,599)
               Deposits                                  3,750         (1,885)
                                                    ----------      ---------
          NET CASH PROVIDED BY (USED IN) OPERATING
          ACTIVITIES                                  (247,359)        (9,312)
                                                    ----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
     Collection of notes receivable                     15,000         15,000
     Acquisitions of property and equipment            (80,869)      (136,967)
     Proceeds from sale of equipment                       -          275,000
     Investment in unconsolidated subsidiary           272,318            -
                                                    ----------      ---------
          NET CASH PROVIDED BY INVESTING ACTIVITIES    206,449        153,033
                                                    ----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
     Payment of long-term debt                         (11,291)       (11,342)
     Payments (to) from affiliate-net                      -          (36,000)
     Payments of obligations under capital leases      (52,824)       (29,708)
                                                    ----------      ---------
          NET CASH PROVIDED BY (USED IN) FINANCING
          ACTIVITIES                                   (64,115)       (77,050)
                                                    ----------      ---------
NET INCREASE (DECREASE) IN CASH                       (105,025)        66,671

CASH
Beginning of period                                  1,593,696         23,343
                                                    ----------      ---------
End of period                                       $1,488,671      $  90,014
                                                    ----------      ---------
                                                    ----------      ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATIO
Cash paid for:
     Interest                                       $   15,674      $  38,738
                                                    ----------      ---------
                                                    ----------      ---------
     Taxes                                                 -              -
                                                    ----------      ---------
                                                    ----------      ---------

                           ONLINE INTERNATIONAL CORPORATION
                            CONSOLIDATED INCOME STATEMENT
                                      UNAUDITED

                                           3 MO. ENDED    3 MO. ENDED    6 MO. ENDED    6 MO. ENDED
                                             7/31/97        7/31/96        7/31/97        7/31/96
                                           -----------    -----------    -----------    -----------
SALES - NET                                $ 2,890,621    $ 2,661,825    $ 5,418,145    $ 5,610,252

COST OF GOODS SOLD                           2,393,445      2,473,203      4,550,955      5,071,896
                                           -----------    -----------    -----------    -----------

GROSS PROFIT                                   497,176        188,622        867,190        538,356

SELLING, GENERAL & ADMINISTRATIVE              412,479        202,339        710,993        413,836
                                           -----------    -----------    -----------    -----------

INCOME (LOSS) FROM OPERATIONS                   84,697       (13,717)        156,197        124,520

OTHER INCOME (EXPENSE)                          75,329        143,494         71,075        171,652
                                           -----------    -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                     160,026        129,777        227,272        296,172

INCOME TAX EXPENSE                              67,211              -         95,454
                                           -----------    -----------    -----------    -----------

NET INCOME                                 $    92,815    $   129,777    $   131,818    $   296,172
                                           -----------    -----------    -----------    -----------
                                           -----------    -----------    -----------    -----------

EARNINGS PER SHARE                         $      0.01    $      0.03    $      0.02    $      0.07
                                           -----------    -----------    -----------    -----------
                                           -----------    -----------    -----------    -----------

WEIGHTED AVERAGE SHARES OUTSTANDING          6,653,700      4,125,083      6,653,700      4,125,083
                                           -----------    -----------    -----------    -----------
                                           -----------    -----------    -----------    -----------


NOTES TO THE UNAUDITED FINANCIAL STATEMENTS:

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form 10-QSB and therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows and stockholders' equity in conformity with generally accepted accounting principles. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statement included in the Company's annual report in the Form 10-SB for the year ended January 31, 1997. In the opinion of Management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature. Operating results for the six months ended July 31, 1997 are not necessarily indicative of the results that can be expected for the year ending January 31, 1998.

NON-CASH FINANCING TRANSACTION

On July 10, 1997, 16 Series A Preferred Shares were converted into 266,672 common shares.

SALE OF UNCONSOLIDATED SUBSIDIARV

Effective July 1, 1997, the Company sold all of its stock ownership in a 49% owned subsidiary for approximately $272,000 recognizing a gain of approximately $82,000.

SUBSEQUENT EVENT

Litigation involving the ownership of WinTex (a 60% owned subsidiary) was settled effective as of September 9, 1997 wherein the Company sold all of its stock ownership of WinTex to the other majority shareholder of WinTex for certain cash payments and a percentage of the gross sales of WinTex for a period of five (5) years beginning October 1, 1997.

The consolidated financial statements for the periods ended July 31, 1996 have been restated to exclude the results of the former 60% owned subsidiary.

INVENTORIES: Inventories at July 31, 1997 consist of the following:

              Raw Materials:                  $219,516
              Work-in-process:                  38,224
              Finished goods:                   61.751
                                               -------
                                              $319,491
                                              --------

    JULY 31, 1997

    MANAGEMENT'S DISCUSSIONS AND ANALYSES OR PLAN OF OPERATIONS

    LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash position at July 31, 1997 was $1,488,671 an increase of $414,473 from April 30, 1997. This increase is attributable to the current year's income and the sale of a 49% owned subsidiary in July 1997 (see discussion of sale below).

    Accounts receivable at July 31, 1997 was $1,150,721. The lottery and parimutuel products industry is controlled by a limited number of contractors. During the six months ended July 31,1997, approximately 70% of the Company's sales were to two contractors. In addition, approximately 60% of the accounts receivable balance at July 31, 1997 are due from these contractors. The Company has not experienced any collection difficulties.

    Working capital at July 31, 1997 was $2,353,590, an increase of $267,556 from the working capital of $2,086,034 at January 31, 1997 and an increase of $249,431 from the working capital of $2,104,159 at April 30, 1997. This increase in working capital is attributable to the current year's income, offset by a reduction of current liabilities, primarily accounts payable.

    The ratio of current assets to current liabilities is 3.9 to 1 at July 31, 1997 compared to .75 to 1 at July 31, 1996.

    RESULTS OF OPERATIONS

    THREE MONTHS ENDED JULY 31, 1996 TO THREE MONTHS ENDED JULY 31, 1997

    Sales increased $ 228,000 in the three months ended July 31, 1997 compared to the three months ended July 31, 1996. This increase is primarily attributable to increased orders during the beginning of the second quarter of the year after slightly lagging orders during the first quarter (see comment on year to date sales under SIX MONTHS ENDED JULY 31, 1996 TO SIX MONTHS ENDED JULY 31, 1997).

    The gross profit percentage increased 10% in the quarter ended July 31, 1997 to 17% from 7% in the quarter ended July 31, 1996. This is attributable to the ability of the company to take advantage of prompt payment discounts on its paper purchases in 1997 and continued improvements in the manufacturing process which has reduced the overall waste generation.

    During the quarter ended July 31, 1997, all contracts are continuing.

    Income from operations for the quarter ended July 31,1997 was $85,000 an increase of $97,000 over the quarter ended July 31, 1996 where there was a ($14,000) loss from operations. The primary reason for this increase is higher profit margins. Selling, general and administrative costs increased $210,000 in the quarter ended July 31, 1997 as compared to the quarter ended July 31, 1996. This is directly attributable to the marketing and administrative expenses incurred by Online International Corporation in its efforts to obtain lottery management contracts.

    For the three months ended July 31, 1996 income taxes were not provided for because the former parent had substantial losses that were utilized by the Company to offset the tax liability it otherwise would have incurred.

    During the quarter ended July 31, 1997, the Company sold its share of a 49% owned unconsolidated subsidiary for approximately $272,000 recognizing a gain of approximately $82,000 (see footnotes to the financial statements).

SIX MONTHS ENDED JULY 31, 1996 TO SIX MONTHS ENDED JULY 31, 1997

    Year to date sales at July 31, 1997 are $192,000 lower than the year to date sales for the six months ended July 31, 1996. This slight decrease is primarily attributable to lower paper costs (thus a lower selling price) in the six months ended July 31, 1997 compared to the period ended July 31, 1996. Quantities sold remain substantially consistent during the two six month periods.


    The gross profit percentage for the six months ended July 31, 1997 was 16% as compared to a gross profit percentage of 10%, an increase of 6%. As discussed previously, this increase is attributable to the Company's ability to maximize paper purchase discounts and minimize waste in the manufacturing process.

    At July 31, 1997 inventories were $459,240 lower than at January 31, 1997. This decrease is a result of the Company's ability to reduce its raw paper on hand because of certain arrangements with its paper vendors to warehouse paper for the Company.

    For the six months ended July 31, 1996 income taxes were not provided for because the former parent had substantial losses that were utilized by the Company to offset the tax liability it otherwise would have incurred.